

August 8, 2014

Via E-mail
Mr. John V. Britti
Chief Financial Officer
Ocwen Financial Corporation
2002 Summit Boulevard. 6th Floor
Atlanta, Georgia 30319

> **Re:** **Ocwen Financial Corporation**
> **Form 10-K for the Fiscal Year Ended December 31, 2013**
> **Filed March 3, 2014**
> **File No. 1-13129**

Dear Mr. Britti:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. Where we have specifically requested a draft of your proposed disclosures in future filings, please ensure that it clearly identifies new, revised or deleted disclosures, as appropriate. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, including the draft of your proposed disclosures, we may have additional comments.

Form 10-K filed for the Period Ended December 31, 2013

Risk Factors, page 11

1. You disclose under risks relating to your business on page 20 that you use estimates to determine the fair value of certain Level 3 assets, such as mortgage servicing rights, and that you may be required to write down the value of certain assets due to increased prepayments or higher than expected defaults which could adversely affect your earnings. This risk factor is identical to the prior year's risk factor and to the risk factor that has appeared in your 10-K reports dating back to the December 31, 2009 Form 10-K report. However, you disclose under Fair Value Measurements that 17% of the fair value of your

assets or one dollar out of every six dollars in assets and 10% of the fair value of your liabilities were determined based on Level 3 inputs at December 31, 2013. This represents an increase in the percentage of your assets and liabilities whose fair value is determined based on Level 3 inputs from 11% of your assets and 0% of your liabilities at December 31, 2012. Most of the increase in the amount of assets valued at fair value based on Level 3 inputs is due to the origination of reverse mortgages, a business that is substantially under-developed relative to its potential and that represents a potential source of long-term growth based on disclosures on page 3. Since considerable judgment is used in forming conclusions about Level 3 inputs and changes to these inputs could have a significant effect on your fair value measurements as you disclose on page 64. Please revise in future filings your risk factor to highlight the risks involved in valuing an increasing amount of your assets and liabilities based on Level 3 inputs.

Notes to Consolidated Financial Statements

Note 25 – Business Segment Reporting, page F-57

2. You disclose on page 40 that servicing fees earned in connection with your non-Agency servicing portfolio are generally higher than those you earn in connection with your conventional and government insured servicing portfolios. Your non-Agency servicing portfolio also provides you with the opportunity for higher ancillary income. While the cost to service your non-Agency servicing portfolio is generally higher, your net margin on non-Agency servicing is higher than the margins for your conventional and government insured servicing. You also disclose that subservicing fees typically range from 10 to 39 basis points on average. The lower fees earned under subservicing contracts are offset by lower interest expense on advance financing.

   Since your servicing portfolios appear to have different economic returns and perhaps a different class of customers, please tell us the operating segments you have identified in accordance with ASC 280-10-50-1 through 280-10-50-9, the factors used to identify reportable segments and the basis for aggregating identified operating segments into a single reportable segment based on the aggregation criteria in ASC 280-10-50-11 and quantitative thresholds in ASC 280-10-50-12.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please address questions regarding all comments to Marc Thomas, Staff Accountant, at (202) 551-3452 or, if you thereafter need further assistance, to me at (202) 551-3752.

Sincerely,

/s/ Gus Rodriguez

Gus Rodriguez
Accounting Branch Chief